1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                     Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                     No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                               .)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

TSMC Filed a Complaint Against SMIC for Patent Infringement and
Trade Secret Misappropriation.

On August 18, 2004 (EDT), Taiwan Semiconductor Manufacturing Co., Ltd. and certain of its subsidiaries (“the Company”) filed a Complaint with the United States International Trade Commission (ITC) against Semiconductor Manufacturing International Corporation and certain of its subsidiaries (“SMIC”) for infringing the Company’s U.S. patents 6,121,091, 6,251,795 and 6,235,653, and misappropriating the Company’s trade secrets. The Company requests the ITC to institute an immediate investigation and issue a permanent exclusion order from entry into the United States all unlicensed semiconductor devices and products containing the same fabricated by SMIC that infringing one or more of the claims in the three patents or were fabricated using TSMC’s trade secrets. The Company subsequently filed a patent infringement lawsuit in the U.S. District Court of Northern California on the three patents alleged in the ITC action, and seeks injunctive relief as well as treble damages and associated costs for SMIC’s willful infringement of the asserted patents.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 20, 2004	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer